UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
Delphi Corporation

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
247126105

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
August 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247126105	SCHEDULE 13D	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,552,367

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,552,367

WITH	10	SHARED DISPOSITIVE POWER

		1,544,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,096,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	247126105	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,552,367

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,552,367

WITH	10	SHARED DISPOSITIVE POWER

		1,544,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,096,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	247126105	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		18,846,867

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,846,847

WITH	10	SHARED DISPOSITIVE POWER

		1,544,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,391,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.7%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.	247126105	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Credit Strategies Fund, L.P., a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,544,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,544,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,544,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.27%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, L.P. Therefore, Highland Credit Strategies Fund, L.P. expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	247126105	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	247126105	Page	7	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	PN, HC

CUSIP No. — 247126105	Page 8 of 11 Pages
     This Amendment No. 9 to Schedule 13D relates to the common stock, par value $0.01 per share (“ Common Stock ”), of Delphi Corporation, a Delaware corporation (the “ Issuer ”), and is being filed on behalf of (i) Highland Capital Management, L.P., a Delaware limited partnership (“ Highland Capital ”); (ii) Strand Advisors, Inc., a Delaware corporation (“ Strand ”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, L.P., a Delaware trust (“ HCF ”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“ SubFund ”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“ MasterFund ” and, collectively, the “ Reporting Persons ”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “ Commission ”) on December 22, 2006 (the “ Original 13D ”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “ 13D First Amendment ”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “ 13D Second Amendment ”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007 (the “ 13D Third Amendment ”), as amended by Amendment No. 4 to Schedule 13D filed with the Commission on May 31, 2007 (the “ 13D Fourth Amendment ”), as amended by Amendment No. 5 to Schedule 13D filed with the Commission on June 13, 2007 (the “ 13D Fifth Amendment ”), and as amended by Amendment No. 6 to Schedule 13D filed with the Commission on July 19, 2007 (the “ 13D Sixth Amendment ” and, collectively, the “ Highland 13D ”), and as amended by Amendment No.7 to Schedule 13D filed with the Commission on October 4, 2007 (the “13D Seventh Amendment” ), and as amended by Amendment No.8 to Schedule 13D filed with the Commission on September 5, 2008, collectively, (the “13D Eight Amendment”), and as Amended by Amendment No. 9 to Schedule 13D filed with the Commission on August 3, 2009, collectively (The “13D Nineth Amendment” and “Highland 13D”)
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Highland 13D.
Item 4. Purpose of Transaction.
This report is being filed to reflect the sale of the Common Stock representing a decrease of approximately 1% of the Reporting Persons aggregate ownership interest in the Common Stock as last reported on the 13D Eight Amendment.
     The Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), but the Reporting Persons expressly disclaim such group membership. Without limiting the generality of the foregoing, none of the Reporting Persons may bind, obligate or take any action, directly or indirectly, on behalf of HCF with respect to the matters described herein, and HCF expressly disclaims any intention to take any action with the other Reporting Persons with respect to the Shares or its investment herein.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety as follows:
     (a) As of July 31, 2009, (i) Highland Capital may be deemed to beneficially own 15,096,515 shares of Common Stock, which represents approximately 2.7% (1) of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 15,096,515 shares of Common Stock, which represents approximately 2.7% (1) of the outstanding Common Stock; (iii) James D. Dondero may be deemed to beneficially own 20,391,015 shares of Common Stock, which represents 3.7% (1) of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 1,544,148 shares of Common Stock, which represents approximately 0.27% (1) of the outstanding Common Stock; (v) SubFund may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0.0% (1) of the outstanding Common Stock; and (vi) MasterFund may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0.0% (1) of the outstanding Common Stock.
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Capital Management, L.P.	15,096,515	1,544,148	15,096,515	1,544,148
Strand Advisors, Inc.	15,096,515	1,544,148	15,096,515	1,544,148
James D. Dondero	20,391,015	1,544,148	20,391,015	1,544,148
Highland Credit Strategies Fund	0	1,544,148	0	1,544,148
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	0	0	0
Highland Multi-Strategy Master Fund, L.P.	0	0	0	0
(c)

During the past sixty days, the Reporting Persons affected the following sales of shares of Common Stock in open market transactions:

Reporting Person	Date	Price ($)	Number of Shares
Highland	8/4/2009	0.04	(315,381)
Highland	7/31/2009	0.06	(2,500,000.00)
Highland	7/30/2009	0.05	(2,047,485.00)
Highland	7/29/2009	0.05	(546,200.00)
Highland	7/28/2009	0.05	(1,000,000.00)
Highland	7/22/2009	0.05	(806,315.00)
Highland	7/21/2009	0.05	(80,000.00)
Highland	7/20/2009	0.05	(720,000.00)
Highland	7/17/2009	0.06	(300,000.00)
Highland	7/16/2009	0.06	(200,000.00)
Highland	7/15/2009	0.06	(800,000.00)
SubFund	10/10/2008	0.04	(684,619.00)
(d) Not applicable.
(e) As of the date hereof the Reporting Person is no longer the beneficial owner of 5% of the issuer Common Stock.
1	This calculation is based on 564,637,307 shares of the Issuer’s Common Stock outstanding as of March 31, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.
Item 7. Material to be Filed as Exhibits.
     None

CUSIP No. — 247126105	Page 9 of 11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  Date: August 4, 2009

Highland Credit Strategies Fund, L.P.

By:	/s/ James Dondero Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero Name: James Dondero
Title: President

Strand Advisors, Inc.

By:	/s/ James Dondero Name: James Dondero
Title: President

James Dondero

/s/ James Dondero

CUSIP No. — 247126105	Page 10 of 11 Pages

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its
managing member

By:	Highland Multi-Strategy Fund GP, L.P., its
general partner

By:	Highland Multi-Strategy Fund GP, L.L.C., its
general partner

By:	Highland Capital Management, L.P., its sole
member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its
general partner

By:	Highland Multi-Strategy Fund GP, L.L.C., its
general partner

By:	Highland Capital Management, L.P., its sole
member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

CUSIP No. — 247126105	Page11 of 11 Pages
EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation ( Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons ( Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation ( Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation ( Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation ( Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation ( Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corporation ( Exhibit 7 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P. ( Exhibit 8 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 9	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation ( Exhibit 9 to Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 and incorporated by reference herein).

Exhibit 10	Proposal Letter dated July 17, 2007 from Highland Capital Management, L.P. and Highland-Delphi Acquisition Holdings, LLC to Delphi Corporation ( Exhibit 10 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 11	Delphi-Highland Equity Purchase and Commitment Agreement dated July 17, 2007 (( Exhibit 11 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 12	Commitment Letter dated July 17, 2007 from Highland Credit Opportunities CDO GP, L.P. ( Exhibit 12 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 13	Commitment Letter dated July 17, 2007 from Highland Credit Strategies Master Fund, L.P. ( Exhibit 13 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 14	Commitment Letter dated July 17, 2007 from Highland Crusader Offshore Partners, L.P. ( Exhibit 14 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 15	Commitment Letter dated July 17, 2007 from Highland Special Opportunities Holding Company ( Exhibit 15 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein)

Exhibit 16	Letter from Highland Capital Management, L.P., dated August 27, 2008, to the Board of Directors of Delphi Corporation ( Exhibit 16 to Schedule 13D filed with the Securities and Exchange Commission on September 5, 2008, and incorporated by reference herein).